**Exhibit 23.1**

## Consent of KPMG LLP

The Board of Directors and Stockholders of Adobe Systems Incorporated:

We consent to incorporation herein by reference of our report dated December 10, 2002, relating to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of November 29, 2002 and November 30, 2001, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended November 29, 2002, and the related financial statement schedule, which report appears in the annual report on Form 10-K of Adobe Systems Incorporated for the year ended November 29, 2002.

/s/ KPMG LLP

Mountain View, California

August 15, 2003